Exhibit 99.2

Fourth Quarter & Full Year 2020 Results MARCH 18, 2021

2 Disclaimer This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . We have included in this presentation our Fee Related Earnings (“FRE ”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

3 Patria Reports Fourth Quarter and Full Year 2020 Results “For 30+ years we have served our clients and LPs by delivering strong investment performance. Now with our initial public offering, we can extend that same commitment to value creation to our shareholders. We are very pleased with our financial performance in 2020, and believe Patria has a very compelling opportunity for growth as we look to the future.” ALEX SAIGH CHIEF EXECUTIVE OFFICER MARCH 18, 2021 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the fourth quarter and full year ended December 31, 2020. Conference Call Patria will host its fourth quarter and full year 2020 investor conference via public webcast on March 18, 2021 at 4:30 p.m . ET. To register, please use the following link: https :// edge.media - server.com/mmc/p/sfyid2rb For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https:// ir.patria.com/ . About Patria Patria is a leading investment firm in Latin America’s growing private markets, with over 30 years of history and combined assets under management in excess of US$ 14 billion. Patria aims to provide consistent returns in attractive long - term investment opportunities that allow for portfolio diversification through its flagship Private Equity and Infrastructure products, as well as its Country - specific products including Real Estate, Credit and Listed Equities. Patria employs 158 people in 10 offices across four continents. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for the society. Further information is available at https://www.patria.com / . Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769 - 1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640 - 4904 E: andre.medina@patria.com

4 Patria Reports Fourth Quarter and Full Year 2020 Results MARCH 18, 2021

Patria's Fourth Quarter And Full Year 2020 IFRS Results

- GAAP Net Income was US$16.3 million for the quarter and US$61.8 million for the year

(US$ in millions)	4Q19	4Q20	▲ (4Q20 vs. 4Q19)	2019	2020	▲ (2020 vs. 2019)
Revenue from management fees	26.8	29.7	2.9	104.9	112.9	8.0
Revenue from incentive fees	5.1	3.3	(1.8)	18.1	3.5	(14.6)
Revenue from performance fees	4.8	-	(4.8)	4.9	-	(4.9)
Revenue from M&A and monitoring fees	0.2	0.2	(0.1)	1.0	2.5	1.5
Taxes on revenue (1)	(1.8)	(1.4)	0.4	(5.6)	(3.8)	1.8
Revenue from services	**35.2**	**31.8**	**(3.4)**	**123.2**	**115.0**	**(8.2)**
Personnel expenses	(7.2)	(5.6)	1.6	(36.9)	(27.2)	9.7
Amortization of intagible assets	(1.5)	(1.5)	0.0	(6.1)	(6.0)	0.1
Cost of services rendered	**(8.7)**	**(7.2)**	**1.6**	**(43.0)**	**(33.2)**	**9.8**
Gross profit	**26.5**	**24.6**	**(1.8)**	**80.3**	**81.8**	**1.6**
Administrative expenses	(5.8)	(5.8)	0.0	(15.7)	(14.6)	1.1
Other income/(expenses) (2)	0.0	(2.2)	(2.2)	0.1	(2.0)	(2.1)
Operating income and expenses	**20.6**	**16.6**	**(4.0)**	**64.6**	**65.2**	**0.5**
Operating income before net financial income/(expense)	**20.6**	**16.6**	**(4.0)**	**64.6**	**65.2**	**0.5**
Net financial income/(expense)	(0.3)	(0.2)	0.1	(0.2)	(0.2)	(0.0)
Income before income tax	**20.3**	**16.5**	**(3.9)**	**64.5**	**65.0**	**0.5**
Income tax (3)	(0.8)	(0.1)	0.7	(3.5)	(3.1)	0.4
Net income for the period	**19.6**	**16.3**	**(3.2)**	**60.9**	**61.8**	**0.9**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

5

6 ▪ Total Assets Under Management (“AUM”) of $14.4 billion as of December 31, 2020, compared to $14.7 billion one year ago ▪ Fee - Earning AUM (“FEAUM”) of $7.7 billion as of December 31, 2020, up 12% year - over - year - Additional $3.6 billion of Pending FEAUM - More than 70% of FEAUM is contracted for more than 5 years or is perpetual ▪ Performance Revenue Eligible AUM (“PREAUM ”) of $12.3 billion as of December 31, 2020, representing 85% of Total AUM ▪ Total Fundraising of $135 million in 4Q20 and $1.4 billion for FY 2020 ▪ Total Deployment of $407 million in 4Q20 and $1.5 billion for FY 2020 ▪ Total Realizations of $1.0 billion for FY 2020 Patria’s Fourth Quarter And Full Year 2020 Highlights Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $20.2 million in 4Q20, up 20% compared to 4Q19, and $71.3 million for FY 2020, up 13% compared to FY 2019 ▪ Distributable Earnings (“DE”) of $19.9 million in 4Q20, up 3 % compared to 4Q19, and $70.3 million for FY 2020, up 11% compared to FY 2019 ▪ Net Accrued Performance Revenues of $276 million as of December 31, 2020, compared to $292 million one year ago See notes and definitions at end of document

7 (US$ in millions) 4Q19 4Q20 (4Q20 vs. 4Q19) 2019 2020 (2020 vs. 2019) Management Fees 26.8 29.7 2.9 104.9 112.9 8.0 (+) Incentive Fees 5.1 3.3 (1.8) 18.1 3.5 (14.6) (+) Advisory Fees and Other Revenues 0.2 0.2 (0.1) 1.0 2.5 1.5 (–) Taxes on Revenues (1) (1.3) (1.4) (0.1) (5.0) (3.8) 1.2 Total Fee Revenues 30.9 31.8 0.9 118.9 115.0 (3.9) (–) Personnel Expenses (7.7) (5.1) 2.5 (37.9) (26.8) 11.1 (–) Administrative Expenses (5.8) (5.8) 0.0 (15.7) (14.6) 1.1 (–) Placement Fees Amortization and Rebates (2) (0.6) (0.6) (0.0) (2.3) (2.3) (0.0) Fee Related Earnings (FRE) 16.8 20.2 3.4 63.0 71.3 8.3 FRE Margin (%) 54% 63% 53% 62% Realized Performance Fees (After-Tax) 4.3 - (4.3) 4.3 - (4.3) (–) Realized Performance Fee Compensation - - - - - - Performance Related Earnings (PRE) 4.3 - (4.3) 4.3 - (4.3) (+) Realized Net Investment Income (3) (0.3) (0.1) 0.1 (0.1) (0.1) 0.0 Pre-Tax Distributable Earnings 20.8 20.0 (0.8) 67.2 71.2 4.0 (–) Current Income Tax (4) (1.5) (0.1) 1.5 (3.8) (0.9) 2.9 Distributable Earnings (DE) 19.3 19.9 0.6 63.4 70.3 6.9 DE per Share $0.14 $0.15 3% $0.47 $0.52 11% Patria’s Fourth Quarter And Full Year 2020 Earnings DE per Share shown for illustrative purposes only, using Patria’s post - IPO share count of 136 , 147 , 500 shares See notes and definitions at end of document ▪ Distributable Earnings (“ DE”) for 4Q20 and FY 2020 up by 3% and 11% compared to 4Q19 and FY 2019 respectively

8 Fee Related Earnings (“FRE”) See notes and definitions at end of document 54% $16.8 million $20.2 million +20% 4Q 19 4Q20 63% FRE Margin $63.0 million $71.3 million +13% 53% FY 20 19 FY 2020 62% FRE Margin ▪ 4Q20 FRE of $20.2 million was up by $3.4 million or 20% compared to 4Q19 ▪ FY 2020 FRE of $71.3 million was up by $8.3 million or 13% compared to FY 2019 ▪ Management Fees were up by $8.0 million or 8% driven by deployment in our latest vintage Private Equity fund ▪ Incentive Fees were down by $14.6 million due to one off reorganization event that triggered a cumulative incentive fee realization in 2019 ▪ Personnel Expenses were down by $11.1 million or 29% driven by lower incentive fee compensation and the positive impact of foreign currency translation

9 55 183 14 23 Net Accrued Performance Fees • Net Accrued Performance Fees were $276 million at December 31, 2020, compared to $292 million one year ago • Slight year - over - year decrease driven by the impact of foreign currency translation, mostly offset by resilient operating performance in our underlying portfolio • $238 million or 86% of the current accrual generated by Private Equity Fund III and Fund V Net Accrued Performance Fees (US$ in millions) 4Q 19 4Q20 292 (19) EoP FX US$/BRL 4.03 PE III (2007) PE IV (2011) PE V (2015) PE VI (2019) IS III (2014) EoP FX US$/BRL 5.20 276 1 119 14 (44) US$ 276 mn PE III PE VI (87) 2 PE V IS III Other 1 Other Period Change in Balance by Fund (Vintage) See notes and definitions at end of document 4Q20 Composition by Fund

10 ▪ Total AUM of $14.4 billion as of December 31, 2020 compared to $14.7 billion one year ago ▪ Fundraising of $1.4 billion and strong valuations in local currency were positive drivers during the year, with the slight de cre ase driven by the impact of foreign currency translation as well as divestment activity ▪ 85 % of Total AUM is eligible to earn performance revenue ▪ Fair Value of Investments is $8.6 billion and Uncalled Capital of $5.8 billion as of December 31, 2021 Total Assets Under Management 7.5 8.5 8.6 4.2 4.8 4.7 1.4 1.5 1.1 14.7 2019 2020 13 .2 2018 ( US$ in billions) 14.4 Private Equity Country - specific Strategies Infrastructure 2.0 5.9 2.7 2.8 +11% - 2% US$ 8.6 b n US$ 5.8 b n Fair Value of Investments Uncalled Capital 0.7 0.3 % Eligible for Performance Revenue 85% 85% 89% + See notes and definitions at end of document

11 3% 22% 53% 29% 0% 25% 50% 75% 100% 288 1,005 69 295 247 Fundraising & Portfolio Activity Fundraising Total Platform FY 2020 4Q20 110 1,215 24 206 Country - specific Strategies Infrastructure Deployment C losed - end F unds Realizations & Value Creation Closed - end Funds Private Equity Fund VI (2019) Infra Fund IV (2019) Latest Vintage Fund Progress Reserved 1 Deployed $135 million $1,422 million Realized Proceeds FY 2020 4Q20 $407 million $1,548 million Private Equity Infrastructure $12 million $1,038 million Value Creation Highlights ▪ Full exit of Argo , an electric power transmission company at a gross multiple of 4.4x invested capital ▪ Partial exit of Hidrovias do Brasil , in one of the largest IPOs in Latin America in 2020 ( US$ in millions) Private Equity Country - specific 11 136 2 856 46 FY 2020 4Q20 Private Equity Infrastructure Country - specific See notes and definitions at end of document Infrastructure Country - specific 50 51% 56%

12 Fee Earning Assets Under Management Fee earning AUM 2019 2020 2018 2.7 3.0 3.3 2.4 3.2 3.3 0.8 0.7 1.0 5.8 6.9 7.7 Private Equity Country - specific Strategies Infrastructure ( US$ in billions) ▪ FEAUM of $7.7 billion up 12% compared to $6.9 billion one year ago ▪ $3.6 billion of Pending FEAUM that is expected to earn fees once deployed ▪ More than 70% of FEAUM has over 5 years of remaining contractual duration or is perpetual Management Fees Private Equity Country - specific Strategies Infrastructure ( US$ in millions and %) ▪ Over 75% of revenues are denominated in US dollars ▪ 1.6% effective management fee rate 1 for FY 2020 Pending FEAUM +19% +12% 50% 40% US$ 113 mn 10% 4% 66% 5% 25% US$ 7.7bn 1 - 3 yrs Perpetual 5+ yrs 3 - 5 yrs Remaining Duration +3.6 See notes and definitions at end of document

13 Total AUM & FEAUM Roll Forward (Unaudited) See notes and definitions at end of document Total Assets Under Management (“AUM”) (US$ in millions) PE Infra Country-Specific Products Total AUM 4Q19 7,197 4,552 985 12,733 Funds Raised - 110 25 135 Divestments (11) (2) - (12) Valuation Impact 1,470 150 (20) 1,600 FX 475 189 64 728 Funds Capital Variation (504) (289) 17 (775) AUM 4Q20 8,627 4,710 1,071 14,408 Three Months Ended December 31, 2020 Twelve Months Ended December 31, 2020 Total Fee Earning AUM (“FEAUM”) (US$ in millions) Three Months Ended December 31, 2020 Twelve Months Ended December 31, 2020 PE Infra Country-Specific Products Total FEAUM 3Q20 3,335 3,326 887 7,548 Inflows (1) 8 (40) 86 54 Outflows (2) - (1) (10) (10) Valuation Impact - - 37 37 FX 4 32 48 84 FEAUM 4Q20 3,347 3,318 1,048 7,713

Closed-End Funds Investment Record as of 4Q20

	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000		163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000		51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,713	124%	618,995	99,130	1,074,427	1,173,557	2.0x	8%	19%
PE IV (2011)	1,270,853	116%	1,128,636	1,394,932	219,174	1,614,105	1.4x	4%	16%
PE V (2015)	1,807,389	96%	1,304,389	3,142,359	-	3,142,359	2.4x	36%	54%
PE VI (2019)	2,689,666	51%	512,746	634,968	1,083	636,051	1.2x	25%	33%
Co investments	745,010	100%	745,010	631,718	-	631,718	0.8x	n/m	n/m
Total Private Equity	**7,368,630**		**4,525,236**	**5,903,107**	**2,626,788**	**8,529,895**	**1.9x**	**16%**	**22%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,707	512,375	824,332	1,336,707	1.3x	2%	14%
Infra III (2014)	1,676,237	113%	1,036,513	1,103,548	528,256	1,631,804	1.6x	8%	23%
Infra IV (2019)	1,941,000	56%	44,386	78,804	-	78,804	1.8x	15%	29%
Co investments	627,305	100%	535,106	501,163	439,629	940,792	1.8x	12%	27%
Total Infrastructure	**5,507,516**		**2,722,301**	**2,195,890**	**1,946,042**	**4,141,932**	**1.3x**	**6%**	**19%**
Total Private Equity + Infrastructure	**12,876,146**		**7,247,536**	**8,098,998**	**4,572,830**	**12,671,827**	**1.7x**	**13%**	**22%**
Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)		(BRL)
RE I (2004)	177,362		168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	82%	925,043	295,395	880,444	1,175,838	0.9x		2%
Retail (2012)	995,265	100%	931,577	14,767	-	14,767	0.0x		-69%
RE III (2013)	1,310,465	81%	1,105,583	724,664	92,180	816,844	0.4x		-12%
Alpha Co (2013)	59,362	100%	51,689	10,701	-	10,701	0.1x		-20%
Farmland (2018)	149,043	40%	61,019	81,684	-	81,684	1.0x		4%
Total Real Estate/Agri	**3,687,837**		**3,264,474**	**1,148,438**	**1,431,696**	**2,580,134**	**0.8x**		**-12%**

PATRIA

14

15 Reconciliations and Disclosures

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	4Q19	4Q20	▲ (4Q20 vs. 4Q19)	2019	2020	▲ (2020 vs. 2019)
Management Fees	26.8	29.7	2.9	104.9	112.9	8.0
(+) Incentive Fees	5.1	3.3	(1.8)	18.1	3.5	(14.6)
(+) Advisory Fees and Other Revenues	0.2	0.2	(0.1)	1.0	2.5	1.5
(–) Taxes on Revenues	(1.3)	(1.4)	(0.1)	(5.0)	(3.8)	1.2
Total Fee Revenues	**30.9**	**31.8**	**0.9**	**118.9**	**115.0**	**(3.9)**
(–) Personnel Expenses	(7.7)	(5.1)	2.5	(37.9)	(26.8)	-
(–) Administrative Expenses	(5.8)	(5.8)	0.0	(15.7)	(14.6)	1.1
(–) Placement Fees Amortization and Rebates	(0.6)	(0.6)	(0.0)	(2.3)	(2.3)	(0.0)
Fee Related Earnings (FRE)	**16.8**	**20.2**	**3.4**	**63.0**	**71.3**	**8.3**
Realized Performance Fees (After-Tax)	4.3	-	(4.3)	4.3	-	(4.3)
(–) Realized Performance Fee Compensation	-	-	-	-	-	-
Performance Related Earnings (PRE)	**4.3**	**-**	**(4.3)**	**4.3**	**-**	**(4.3)**
(+) Realized Net Investment Income	(0.3)	(0.1)	0.1	(0.1)	(0.1)	0.0
Pre-Tax Distributable Earnings	**20.8**	**20.0**	**(0.8)**	**67.2**	**71.2**	**4.0**
(–) Current Income Tax	(1.5)	(0.1)	1.5	(3.8)	(0.9)	2.9
Distributable Earnings (DE)	**19.3**	**19.9**	**0.6**	**63.4**	**70.3**	**6.9**
(-) Deferred Taxes (1)	0.7	(0.1)	(0.8)	0.3	(2.2)	(2.5)
(-) Amortization of contractual rights (2)	(0.9)	(0.9)	0.1	(3.8)	(3.6)	0.1
(-) Tracking shares - Officers' fund (3)	0.5	(0.5)	(1.0)	1.0	(0.4)	(1.5)
(-) IPO Expenses (4)	-	(2.2)	(2.2)	-	(2.2)	(2.2)
Net income for the period	**19.6**	**16.3**	**(3.2)**	**60.9**	**61.8**	**0.9**

PATRIA

See notes and definitions at end of document

16

17 IFRS Balance Sheet Results The decrease in Short term investments is related to the payment of Dividends of USD 25 . 0 settled in December 28 , 2020 . Accounts receivable presented an increase mainly related to management fees receivable from fund Private Equity IV to be received in annual equal installments in December 2021 , 2022 and 2023 . Dividends payable have been recorded in December 31 , 2020 as the calculation and approval have been made available and the amounts have been paid prior to the IPO . Balance Sheet Balance Sheet (USD in millions) 31-Dec-19 31-Dec-20 (USD in millions) 31-Dec-19 31-Dec-20 Assets Liabilities and Equity Cash and cash equivalents 4.1 14.1 Personnel and related taxes 14.1 12.8 Short term investments 33.0 9.9 Taxes payable 2.2 1.1 Accounts receivable 11.0 24.0 Other liabilities 2.7 6.9 Project advances 6.4 1.3 Dividends payable - 23.3 Other assets 1.8 3.7 Recoverable taxes 0.4 0.7 Current liabilities 19.0 44.0 Current Assets 56.8 53.7 Personnel liabilities 1.5 1.5 Deferred tax liabilities 0.4 0.2 Accounts receivable 15.1 22.0 Other liabilities 5.1 2.4 Deferred tax assets 6.0 2.3 Project advances 0.8 0.5 Non-current liabilities 7.1 4.1 Other assets 0.5 0.5 Long term investments 3.7 2.0 Capital 0.0 0.0 Property and equipment 6.5 3.8 Additional paid-in capital 1.6 1.6 Intangible assets 25.5 22.4 Retained earnings 85.5 63.5 Cumulative translation adjustment (5.9) (7.7) Non-current assets 58.0 53.5 Equity attributable to the owners of the parent 81.2 57.3 Non-controlling interests 7.6 1.8 Equity 88.7 59.1 Total Assets 114.9 107.2 Total Liabilities and Equity 114.9 107.2

18 Notes Notes to page 5 – Patria’s Fourth Quarter And Full Year 2020 IFRS Results (1) Taxes on revenue represent taxes charged directly on services provided in some of the countries where the Company operates such as Brazil where we have PIS/ Cofins and ISS (2) Other income/ (expenses) include non - recurrent expenses with the Patria’s IPO incurred in the 4 Q 2020 (3) Income tax includes both current and deferred tax expenses for the period . Current income taxes represent payable amounts in each jurisdiction, where deferred taxes arise from taxable temporary differences between these tax regimes and IFRS Notes to pages 7 – Patria’s Fourth Quarter And Full Year 2020 Earnings (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results on page 5 to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees Amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Realized Net Investment Income includes both Net Financial Income and Expenses and Other Income and Expenses net of non - current IPO Expenses (4) Current Income Tax represent tax expenses based on each jurisdiction’s tax regulations, it is the Income tax discounted by the Deferred Tax Expenses Notes to page 9 – Net Accrued Performance Fees (1) Other includes Private Equity fund IV, Infrastructure funds II and IV and Real Estate Farmland Fund Notes to page 11 – Fundraising & Portfolio Activity (1) Reserved includes binding/reserved capital for investments and reserved capital for expenses yet to be deployed Notes to page 12 – Fee Earning Assets Under Management (1) Effective management fee rate reflects the management fees for the period divided by the estimated average Fee Earning AUM for the corresponding period, defined as 75 % of previous year - end FEAUM plus 25 % of the current year - end FEAUM to approximate the timing impact of the semi - annual management fee calls

19 Notes Notes to page 13 – Total AUM & FEAUM Roll Forward (Unaudited) (1) Inflows for FEAUM during the period reflect new fundraising for funds charging fees based on committed capital, plus deployed (or reserved) capital for funds charging fees based on deployed capital (2) Outflows for FEAUM during the period reflect the impact of divestments as well as changes in the effective fee basis from committed to deployed capital Notes to Page 16 – Reconciliation of IFRS to Non - GAAP Measures (1) Income Taxes have been adjusted to remove Deferred Taxes which are excluded from Patria’s Distributable Earnings . Deferred Taxes arise from taxable temporary differences mostly derived from non - deductible employee profit sharing expenses (2) This adjustment removes Amortization of Contractual Rights which are excluded from Patria’s Distributable Earnings . This amount refers to the amortization of intangibles associated with Patria’s acquisition of P 2 Group . (3) Personnel expenses have been adjusted to remove the Officers’ Fund tracking shares which are excluded from Patria’s Fee Related Earnings . This amount reflects the valuation change of the tracking shares in the period . (4) Administrative Expenses have been adjusted to remove non - recurring expenses associated with Patria’s IPO which are excluded from Patria’s Fee Related Earnings .

20 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders . DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses), and other income/(expenses) . DE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of net income . • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis . FRE is calculated as management, incentive and M&A and monitoring fees, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted for the impacts of the Officers’ Fund – long - term benefit plan and non - recurring expenses . • Incentive Fees are realized performance - based fees coming from perpetual capital funds (i . e . open - ended funds) when the returns from such funds surpass the relevant benchmark for such fund, and are included in FRE because they represent a source of revenues that are measured and received on a recurring basis and are not dependent on realization events from the underlying investments within perpetual capital funds, although the amount of incentive fees may fluctuate based on the performance of perpetual capital funds relative to the relevant benchmark . • Performance Related Earnings (PRE) refer to r ealized p erformance f ees (net of related taxes) less realized p erformance f ee c ompensation allocated to our investment professionals . We earn performance fees from certain of our closed - end funds, representing a specified allocation of profits generated on eligible third - party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund . • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings . • Total Assets Under Management (Total AUM) refers to the total capital funds managed by us plus the investments directly made by others in the invested companies when offered by us as co - investments . In general, Total AUM equals the sum of ( i ) the fair value of the investments of each one of the funds and co - investments ; and (ii) uncalled capital, which is the difference between committed and called capital . • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date . Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement . • Pending FEAUM refers to committed capital that is eligible to earn management fees, but is not yet activated per the basis defined in the applicable management agreement . • Remaining Duration of FEAUM reflects the contracted life of m anagement f ees from the reporting date for our current FEAUM, based on applicable management agreements . • Gross MOIC represents the Gross Multiple on Invested Capital, and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital . • Net IRR represents the cash - weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals . Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund .